Exhibit 99.3

HTCO Revenue Surges 38.3% to $137.5 Million in First Half Fiscal 2026, Driven by Expanded Operations and Favorable Dry Bulk Market Conditions

NEW YORK, NY July 22, 2026 — (PRNewswire) — High-Trend International Group (NASDAQ: HTCO) (“HTCO” or the “Company”), a global maritime logistics company, today announced its unaudited financial results for the six months ended April 30, 2026, highlighted by a 38.3% surge in total revenue to $137.5 million.

First Half Fiscal 2026 Revenue Highlights

●	Total Revenue: $137.5 million, compared to $99.4 million for the six months ended April 30, 2025, an increase of 38.3%.

●	Ocean Freight Revenue: $136.9 million, an increase of $37.9 million or 38.3% from $99.0 million in the prior-year period.

●	Vessel Services and Other Revenue: $0.5 million, compared to $0.4 million in the prior-year period.

●	Total Voyage Days: 4,698 days for the six months ended April 30, 2026, an increase of 1,278 days from 3,420 days in the prior-year period.

●	Average Charge Per Day: Approximately $29,149 for the six months ended April 30, 2026, compared to $28,945 in the prior-year period.

Favorable Dry Bulk Market and Strategic Expansion into High-Margin Lithium Resources Transportation

The Baltic Dry Index (BDI), a leading benchmark for dry bulk shipping rates, reached 2,686 points as of April 30, 2026, reflecting robust demand for dry bulk cargo transportation globally. The sustained elevation of the BDI underscores the strength of the current shipping cycle, driven by increased demand for coal, iron ore, and other dry bulk commodities across key trade routes including Australia to China, Indonesia to Southeast Asia and Vietnam. HTCO has benefited directly from this favorable market environment, with expanded operations into coal transportation routes and increased voyage activity driving the substantial revenue growth reported for the first half of fiscal 2026.

Building on its established presence in dry bulk shipping, HTCO has strategically expanded its service capabilities to include lithium resources transportation, a segment critical to the global energy transition and electric vehicle supply chain. The Company’s maritime shipping business has achieved growth in revenue driven primarily by business structure upgrades — with the transportation of key mineral resources such as spodumene as its strategic focus. This segment has rapidly grown into one of the Company’s core high-margin businesses.

Management Commentary

“The first half of fiscal 2026 demonstrates the resilience and growth potential of our core ocean freight business. Our revenue surge of nearly 38% reflects not only favorable market conditions as evidenced by the elevated BDI, but also increased coal transportation routes and increased dry bulk activity, and we believe that our strategic decision to expand into high-margin lithium resources transportation will provide a basis for future growth. These contracts provide earnings visibility and reduce our reliance on cyclical spot markets,” stated Mr. Christopher Nixon Cox, HTCO Chairman of the Board.

“Moving forward, we will continue to deepen our presence in lithium resources and high-value-added mineral transportation. Subject to market feasibility, we will actively secure long-term transportation partnerships, further optimize cargo mix, and drive sustainable growth of high-profit businesses. The combination of a favorable dry bulk market and our strategic cargo mix positions HTCO for continued revenue growth,” stated Mr. Christopher Nixon Cox, HTCO Chairman of the Board.

About High-Trend International Group

High-Trend International Group is a global ocean transportation company with core businesses in international shipping.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by words such as “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions. Actual results may differ materially from those indicated by these forward-looking statements due to various risks and uncertainties, including but not limited to those detailed in the Company’s filings with the U.S. Securities and Exchange Commission. All information in this press release is as of the date of this release, and the Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.